UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Entry into Non-Binding Memorandum of Understanding for Preliminary Evaluation of a Potential AI Computing Center Opportunity

On June 30, 2026, Polibeli Group Ltd. (the “Company”) entered into a non-binding memorandum of understanding (the “MOU”) with AUTHAIKAM COMPANY LIMITED, a Thailand-based company, to establish a preliminary framework for evaluating a potential artificial intelligence (“AI”) computing center opportunity in Thailand.

Pursuant to the MOU, the parties intend to cooperate in preliminary evaluation activities, including information exchange, site visits, land and power assessments, due diligence, and discussions regarding potential project development.

The contemplated project, if pursued, may involve a planned power capacity of up to approximately 100 megawatts (MW). The project is currently at a preliminary evaluation stage, and the Company has not made any decision to proceed with the proposed project or to commit any capital investment.

The MOU is non-binding, except for certain customary provisions relating to, among other matters, confidentiality, compliance, governing law and dispute resolution. Any future project or transaction remains subject to, among other things, satisfactory due diligence, commercial and technical feasibility, internal approvals, financing availability, applicable regulatory approvals, and the execution of definitive agreements.

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. This announcement contains forward-looking statements regarding the Company’s strategic initiatives, expansion plans, projected market opportunities, AI integration opportunities and future business performance.

Forward-looking statements involve inherent risks and uncertainties, many of which are beyond the Company’s control, including the possibility that the definitive agreements in relation to the proposed project discussed in this announcement will not be concluded, and the possibility that the purposes of the MOU will not materialize as contemplated. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: materialization and implementation of the Company’s strategic initiatives; potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; any actions by third parties including government agencies; the expected growth of the digital solutions market; cybersecurity risks; the geopolitical, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
Name: Fucheng Yan
Title: Chairman and Director

Date: July 2, 2026

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